NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS STRONG

FOURTH QUARTER AND FULL-YEAR 2012 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, February 1, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its financial results for the quarter and year ended December 31, 2012. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three Months Ended		Twelve Months Ended
(US Millions, except per share amounts)	12/31/12	12/31/11	12/31/12	12/31/11
Funds from operations [1]	$161	$151	$650	$640
Net income attributable to common shareholders	342	338	1,287	1,690
Commercial property net operating income [1]	346	305	1,345	1,014
Fair value gains	238	302	1,004	957

Per common share - diluted
Net income	$0.59	$0.58	$2.25	$2.92
Funds from operations [1]	0.28	0.26	1.14	1.14

1 Non-IFRS measure. See definition under “Basis of Presentation”

Funds from operations (“FFO”) for the year ended December 31, 2012 increased to $650 million or $1.14 per diluted common share, from $640 million or $1.14 per diluted common share in 2011. FFO, excluding a one-time break fee of $9 million paid to extend the duration and reduce the interest rate on a loan, was $170 million or $0.30 per diluted common share for the quarter ended December 31, 2012, compared with $151 million or $0.26 per diluted common share during the same period in 2011.

Net income attributable to common shareholders for the year ended December 31, 2012 was $1.29 billion or $2.25 per diluted share, compared with $1.69 billion or $2.92 per diluted share in 2011. Net income in the fourth quarter of 2012 was $342 million or $0.59 per diluted share, compared with $338 million or $0.58 per diluted share in the fourth quarter of 2011. Included in the current year net income is $238 million of fair value gains on the company’s investment properties.

Commercial property net operating income for the year increased to $1.35 billion, compared with $1.01 billion in 2011. Commercial property net operating income for the fourth quarter of 2012 increased to $346 million, compared with $305 million in the fourth quarter of 2011, largely due to the impact of the newly developed Brookfield Place Perth and acquisition activity, offset by dispositions. Same property net operating income during the fourth quarter of 2012 increased by 5.3% compared with the same period in the prior year.

Value per common share at December 31, 2012 increased to $19.80 compared with $17.90 as at December 31, 2011, and the company’s total return of $2.93 per diluted share represents a 16.4% return on opening value per common share.

OUTLOOK

“It was another successful year for Brookfield Office Properties, characterized by solid leasing achievements, expansion into new target markets, and the advancement of several major development projects,” stated Dennis Friedrich, chief executive officer of Brookfield Office Properties. “We are poised to reap substantial benefits from these initiatives in 2013 and beyond as the economy continues its gradual improvement.”

HIGHLIGHTS OF THE FOURTH QUARTER

Leased 1.6 million square feet of space during the quarter at an average net rent of $33.65 per square foot, representing a 35% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 92.0%. Full-year leasing totaled 6.8 million square feet.

Leasing highlights from the fourth quarter include:

New York – 429,000 square feet

•	A new 16-year lease with Transatlantic for 134,000 square feet at One Liberty Plaza
•	A five-year lease renewal with Cooley LLP for 106,000 at the Grace Building
•	228,000 square feet (55,000 of which was subsequent to the fourth quarter) at Brookfield Place/World Financial Center, comprised of:
o	105,000-square-foot renewal and expansion with XL Global at 200 Liberty St/1WFC
o	57,000-square-foot renewal with D’Amato & Lynch at 225 Liberty St/2WFC
o	55,000-square-foot new lease with Regus at 200 Vesey St/3WFC (subsequent to the fourth quarter)
o	11,000-square-foot new lease with Mercury at 225 Liberty St/2WFC

Houston – 345,000 square feet

•	A three-year renewal with Hilcorp for 146,000 square feet at 1201 Louisiana Street
•	A one-year renewal with PricewaterhouseCoopers for 141,000 square feet at 1201 Louisiana Street

Calgary – 158,000 square feet

•	A six-year renewal with PwC Management Services for 95,000 at Suncor Energy Centre
•	A 13-year new lease with Deloitte Management for 43,000 at Bankers Court

Boston – 68,000 square feet

•	An 11-year new lease with Grant Thornton for 41,000 square feet at 75 State St.
•	A seven-year new lease with RBC Capital Markets for 15,000 square feet at 75 State St.

Received repayment of C$480 million in promissory notes from Brookfield Residential Properties Inc. (NYSE/TSX: BRP) in association with BRP’s acquisition of the company’s residential division in March 2011. The C$265 million senior note and the C$215 junior note were both paid in full ahead of maturity, adding significantly to Brookfield’s liquidity.

Sold two non-core office assets, generating net proceeds of $182 million. The company sold 33 South Sixth St, Minneapolis, for gross proceeds of $206 million and its 50:50 joint venture KBR Tower, Houston, for gross proceeds of $175 million.

Sold additional Minneapolis asset, RBC Plaza, for $127 million, subsequent to the fourth quarter, generating net proceeds of $53 million.

Completed property-level financings totaling more than $400 million, netting proceeds of approximately $160 million. The company refinanced $280 million of debt in the United States at an average rate of 4.24% with an average term of 10 years, generating net new proceeds of $119 million; $45 million in Canada at an average rate of 4.06% with an average term of 11 years, generating net new proceeds of $25 million; and $83 million in Australia at an average rate of 5.63% with an average term of five years, generating net new proceeds of $16 million.

Redeemed all 8,000,000 outstanding Class AAA Preference Shares, Series F on January 31, 2013, for a total redemption price of C$25.1233 per share.

Acquired, along with Brookfield Strategic Real Estate Partners (BSREP), all of the outstanding equity of Thakral Holdings Group. Thakral is an Australian public real estate company with a portfolio of hotels, retail and commercial properties including a prime commercial office development site above Sydney’s Wynyard Station transit hub. Brookfield Office Properties’ equity interest in the entity is approximately 41% with a total investment of $140 million.

Acquired additional 37.5% interest in the 100 Bishopsgate development site in the City of London for approximately £47 million. This purchase brings Brookfield’s interest in the project to 87.5%. 100 Bishopsgate is a 950,000-square-foot office tower in planning in central London.

Kicked off development at Manhattan West, New York and Bay Adelaide Centre East, Toronto. Construction commenced on the 2.6-acre platform at the company’s 5-million-square-foot mixed-use project on Manhattan’s west side; financing for the platform was secured with a $340 million loan from a consortium of banks subsequent to the fourth quarter. Construction also commenced at Bay Adelaide Centre East in Toronto, a 980,000-square-foot office tower anchored by lead tenant Deloitte with a targeted completion at the end 2015.

Won NAREIT’s ‘Leader in the Light’ 2012 award in the “Large Cap Office” category for superior and sustained portfolio-wide energy use practices and sustainability initiatives.

GUIDANCE

Brookfield Office Properties announced full-year 2013 diluted funds from operations guidance in the range of $1.16 to $1.20 per share, with a mid-point of $670 million or $1.18 per share. The primary assumptions used for the mid-point of this guidance range are:

•	An increase in same-store commercial property net operating income of 3% in 2013, excluding Brookfield Place New York;
•	A decrease in occupancy from 92.0% to 91.0% by year-end 2013;
•	An exchange rate that assumes a stronger Canadian dollar at $0.98 to US$1.00, a stronger Australian dollar at $0.95 to US$1.00, and a stronger British pound sterling at £0.62 to US$1.00;
•	No acquisitions other than completing the purchase of the two operating assets in London acquired from Hammerson on June 30;
•	Dispositions totaling net proceeds of approximately $105 million, which are expected to be sold in the first half of the year (including RBC Plaza); and
•	$25 million of lease termination and debt repurchase gains.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on March 29, 2013 to shareholders of record at the close of business on March 1, 2013. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series G, H, J, K, L, N, P, R and T preferred shares were also declared payable on March 29, 2013 to shareholders of record at the close of business on March 15, 2013.

Basis of Presentation

This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns. Net operating income, FFO and total return are measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this press release, we exclude the effects of settling our capital securities – corporate through the issuance of common shares, as we intend to redeem the capital securities for cash prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Forward-Looking Statements

This press release, particularly the “Outlook” and “Guidance” sections, contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, uncertainties of real estate development, acquisition and disposition activity; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2012 fourth quarter and full-year results on Friday, February 1, 2013 at 11:00 a.m. eastern time. Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.542.1139, pass code 5226794, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through March 1, 2013 by dialing 888.203.1112, pass code 5226794. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on February 1, 2013 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 110 properties totaling 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	December 31, 2012	December 31, 2011

Assets
Investment properties
Commercial properties	$22,442	$19,258
Commercial developments	1,138	1,412
Equity accounted investments(1)	2,562	2,256
Receivables and other	734	1,290
Restricted cash and cash equivalents	103	69
Cash and cash equivalents	362	434
Assets held for sale(2)	138	425
Total assets	$27,479	$25,144

Liabilities
Commercial property debt	$11,448	$10,635
Accounts payable and other liabilities	1,399	1,072
Deferred tax liabilities	732	547
Liabilities associated with assets held for sale(3)	70	217
Capital securities	866	994
Total liabilities	14,515	13,465
Equity
Preferred equity	1,345	1,095
Common equity	10,086	9,080
Total shareholders’ equity	11,431	10,175
Non-controlling interests	1,533	1,504
Total equity	12,964	11,679
Total liabilities and equity	$27,479	$25,144
Value per common share	$19.80	$17.90
Value per common share – pre-tax	$21.19	$18.94
(1)	Includes properties and entities held through joint ventures and associates
(2)	Comprises $137 million of commercial properties and $1 million of other assets at December 31, 2012 (December 31, 2011 -- $423 million and $2 million, respectively)
(3)	Comprises $64 million of commercial property debt and $6 million of other liabilities at December 31, 2012 (December 31, 2011 -- $210 million and $7 million, respectively)

CONSOLIDATED STATEMENTS OF INCOME

(US Millions, except per share information)	Three Months Ended		Twelve Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11
Commercial property revenue	$579	$510	$2,195	$1,677
Direct commercial property expense	233	205	850	663
Interest and other income	24	16	87	130
Interest expense
Commercial property debt	169	142	625	483
Capital securities	12	14	50	57
Administrative expense	42	39	168	149
Income (loss) from continuing operations before gains and other items, fair value gains, share of net earnings from equity accounted investments and income taxes	147	126	589	455
Gains (losses) and other items, net	—	—	—	150
Fair value gains (losses), net	238	302	1,004	957
Share of net earnings from equity accounted investments(1)	26	110	127	599
Income (loss) from continuing operations before income taxes	411	538	1,720	2,161
Income taxes	45	140	264	314
Income (loss) from continuing operations	366	398	1,456	1,847
Income (loss) from discontinued operations	9	(4)	12	49
Net income (loss)	$375	$394	$1,468	$1,896
Non-controlling interests	33	56	181	206
Net income (loss) attributable to common shareholders	342	338	1,287	1,690
(1)	Includes valuation gains of $2 million and $79 million, respectively, for the three months ended December 31, 2012 and December 31, 2011, and gains of $22 million and $389 million for the twelve months ended December 31, 2012 and December 31, 2011, respectively

	Three Months Ended		Twelve Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11
Earnings (loss) per share attributable to common shareholders - basic
Continuing operations	$0.62	$0.65	$2.39	$3.15
Discontinued operations	0.02	(0.01)	0.03	0.09
	$0.64	$0.64	$2.42	$3.24

	Three Months Ended		Twelve Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11
Earnings (loss) per share attributable to common shareholders -diluted
Continuing operations	$0.58	$0.59	$2.23	$2.83
Discontinued operations	0.01	(0.01)	0.02	0.09
	$0.59	$0.58	$2.25	$2.92

Reconcilation to funds from operations

(US Millions, except per share amounts)	Three Months Ended		Twelve Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11
Net income (loss) attributable to common shareholders	$342	$338	$1,287	$1,690
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(238)	(302)	(1,004)	(957)
Fair value adjustments in earnings from equity accounted investments	(2)	(79)	(22)	(389)
Gains (losses) and other items	-	-	-	(150)
Non-controlling interests in above items	22	46	118	151
Income taxes	45	140	264	314
Discontinued operations(1)	(8)	8	7	(15)
Cash payments under interest rate swap contracts	-	-	-	(4)
Funds from operations	$161	$151	$650	$640
Preferred share dividends	(20)	(17)	(70)	(58)
FFO attributable to common shareholders	$141	$134	$580	$582
Weighted average common shares outstanding	507.4	506.1	508.0	507.9
FFO per common share	$0.28	$0.26	$1.14	$1.14
(1)	Reflects fair value and other gains (losses) net of income taxes

TOTAL RETURN

(US Millions, except per share information)	2012	2011
Funds from operations	$650	$640
Fair value gains, net of non-controlling interests	910	1,198
Preferred share dividends	(70)	(58)
Total return	$1,490	$1,780
Total return per diluted share(1)	$2.93	$3.50
(1)	The calculation of total return per diluted share includes potential common shares at December 31, 2012, and December 31, 2011, from the exercise of options as well as restricted stock but excludes the effects of settling our capital securities in common shares as we intend to redeem our capital securities for cash prior to conversion commercial Property net operating income

(US Millions)	Three Months Ended		Twelve Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11
Revenue from continuing operations	$579	$510	$2,195	$1,677
Operating expenses	(233)	(205)	(850)	(663)
Net operating income	$346	$305	$1,345	$1,014

DISCONTINUED OPERATIONS

(US Millions)	Three Months Ended		Twelve Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11
Commercial revenue from discontinued operations	$11	$14	$54	$55
Operating expenses	(8)	(8)	(29)	(28)
Commercial net operating income from discontinued operations	3	6	25	27
Residential development revenue	-	-	-	83
Operating expenses	-	-	-	(70)
Residential development net operating income	-	-	-	13
Interest and other income	-	-	-	1
Interest expense	(2)	(2)	(6)	(7)
Funds from discontinued operations	1	4	19	34
Fair value and other gains (losses)	8	(9)	(7)	19
Income taxes related to discontinued operations and other	-	1	-	(4)
Discontinued operations	$9	$(4)	$12	$49